SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

October 19, 2007

Commission File Number: 333-130901

MACRO BANK INC.
(Exact name of registrant as specified in its Charter)

Sarmiento 447
Buenos Aires C1 1041
Tel: 54 11 5222 6500
(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ___ No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ___ No X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

INDEX

1. This 6-K contains a discussion of recent developments in Banco Macro’s banking operations during the third quarter of 2007.

2. This 6-K also contains a Management Discussion and Analysis of Financial Condition and Results of Operations for the six months ended June 30, 2007 compared to six months ended June 30, 2006 based on Banco Macro’s unaudited financial information

RECENT DEVELOPMENTS

We expect to report our consolidated results of operations for the third quarter of 2007 on or about November 9, 2007. During the third quarter, we continued to experience positive results in our banking operations, driven by an increase in the volume of private sector loans and deposits.

Due to the effects of marking-to-market our holdings in Argentine government securities, we suffered a decline in bond returns during July and August that was partially offset by a recovery in bond prices in September. Despite this decline, we expect that our net income for the nine months ended September 30, 2007 will increase between 15% and 20% (in part due to the acquisition of Nuevo Banco Bisel) as compared to the corresponding period in 2006. However, we expect a decrease in net income for the third quarter of 2007 as compared to the second quarter of 2007.

Our government bond portfolio is more than 90% allocated to NOBACs (Central Bank Notes), with an average tenor of six months. We are currently investing our excess liquidity in NOBACs.

Our outlook for the third quarter of 2007 is based upon preliminary information and is subject to change. Actual results may differ significantly from the anticipated results presented in the preceding paragraphs due to factors discussed under “Risk Factors” in our annual report and “Management's Discussion and Analysis of Financial Condition and Results of Operations” in this 6-K and in our annual report.

MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

SIX MONTHS ENDED JUNE 30, 2007 COMPARED TO SIX MONTHS ENDED JUNE 30, 2006 (UNAUDITED INFORMATION)

The following discussion compares our results of operations for the six months ended June 30, 2006 and 2007 on a consolidated basis and in order to enhance comparability, in some cases, on a consolidated basis excluding Nuevo Banco Bisel, or NBB, which we acquired in August 2006.

The following table sets forth certain components of our income statement for the six months ended June 30, 2006 and 2007. Additionally, the financial information below presents the consolidated results of operations for Banco Macro without Nuevo Banco Bisel as of June 30, 2007.

	Six Months Ended June 30,
	2006 Consolidated(1)	2007 Consolidated	2007 without NBB(2)
	(in thousands of pesos)

Financial income	472,309	822,137	668,927
Financial expenses	(162,203)	(328,709)	(286,524)
Gross intermediation margin	310,106	493,428	382,403
Provision for loan losses	(21,950)	(31,939)	(21,133)
Service charge income	186,983	300,191	243,573
Service charge expenses	(39,415)	(64,422)	(59,148)
Administrative expenses	(273,636)	(446,610)	(355,960)
Net other income	28,861	26,916	87,826
Income before income tax	190,949	277,564	277,561
Income tax	(19,120)	(38,030)	(38,030)
Loss on minority interests in subsidiaries	(299)	(1,058)	(1,055)
Net Income	171,530	238,476	238,476
_____________
(1)	Results for 2006 do not include the results Nuevo Banco Bisel which was consolidated with Banco Macro from August 11, 2006 but do include the results of Banco del Tucumán since May 5, 2006.
(2)	The results of Nuevo Banco Bisel are included in “Net other income.”

Financial Income

Our financial income increased 74% on a consolidated basis for the six months ended June 30, 2007 and 42% without Nuevo Banco Bisel as compared to the six months ended June 30, 2006. The components of our financial income for the six months ended June 30, 2006 and 2007 were as follows:

	Six Months Ended June 30,
	2006 Consolidated	2007 Consolidated	2007 without NBB
	(in thousands of pesos)

Interest on cash and due from banks	6,087	7,985	7,698
Interest on loans to the financial sector	6,927	22,158	20,369
Interest overdrafts	39,959	81,207	60,705
Interest on mortgage loans	20,366	29,135	25,030
Interest on pledged loans(1)	19,005	24,213	18,902
Interest on credit card loans	12,221	24,629	20,680
Interest on documents(2)	19,664	51,777	24,367
Interest on other loans(3)	101,774	215,391	215,207
Interest on other receivables from financial intermediation	5,332	9,053	7,960
Income from government and private securities	127,158	213,084	143,143
Indexation by benchmark stabilization coefficient (CER)(4)	47,875	41,277	31,089
Income from guaranteed loans - Decree 1.387/01(5)	13,144	17,680	13,117
Other(6)	52,797	84,548	80,660
Total financial income	472,309	822,137	668,927
_____________
(1)	Includes primarily secured car loans.
(2)	Includes factoring, check cashing advances and loans with promissory notes.
(3)	Includes interest on loans not classified under prior headings.
(4)	Includes CER accrued for all the assets subject to adjustment by CER.
(5)	Includes loans to the Argentine government that were issued in exchange for federal and provincial government bonds.
(6)	Principally foreign exchange gains from our net asset position in U.S. dollars and results from leasing activity.

Interest on loans (recorded in “interest on loans to the financial sector,” “interest overdrafts,” “interest of mortgage loans,” “interest on pledged loans,” “interest on credit card loans,” “interest on documents” and “interest on other loans”) increased 104% on a consolidated basis and 75% without Nuevo Banco Bisel due to a higher volume of loans to the private sector (recorded in “interest overdrafts,” “interest on mortgage loans,” “interest on credit card loans,” “interest on documents” and “interest on other loans”). We continue to exhibit high rates of growth as loans to the private sector increased for the six months ended June 30, 2007 by 62% on a consolidated basis as compared to June 30, 2006 and 34% excluding Nuevo Banco Bisel. Thus, the share of our total financial income from private sector loans increased from 47% to 55% on a consolidated basis. The main drivers of this growth were consumer loans, which grew 160%, credit cards loans, which grew 93% and medium-term loans structured for our corporate customers, each recorded in “Other,” which grew 45% in June 30, 2007 as compared to June 30, 2006 on a consolidated basis in all cases.

Income from government and private securities climbed 68% on a consolidated basis and 13% without Nuevo Banco Bisel mainly driven by LEBAC/NOBAC results.

Indexation by CER decreased 14% on a consolidated basis and 35% without Nuevo Banco Bisel due to the decreasing volume of loans and bonds adjusted by CER. Additionally, reported inflation for the six months ended June 30, 2007 was lower than the same period in 2006 (inflation of 5.4% during the first half of 2006 compared to 4.3% during the first half of 2007).

Other income grew 60% on a consolidated basis and 53% without Nuevo Banco Bisel in the six months ended June 30, 2007 as compared to the six months ended June 30, 2006. This growth was driven by a 62% growth in income from leasing, recorded in “Other”.

Financial expenses

Financial expenses increased 103% on a consolidated basis and 77% without Nuevo Banco Bisel. The components of our financial expenses for the six months ended June 30, 2006 and 2007 were as follows:

	Six Months Ended June 30,
	2006 Consolidated	2007 Consolidated	2007 Without NBB
		(in thousands of pesos)

Interest on checking accounts	2,167	9,878	9,499
Interest on savings accounts	3,033	4,388	3,373
Interest on time deposits	85,440	187,395	163,180
Interest on financing from the financial sector	143	1,104	1,104
Interest on other liabilities from financial intermediation(1)	6,921	27,533	27,462
Interest on subordinated bonds(2)	423	26,166	26,166
Other interest	5,621	5,802	3,883
Indexation by CER(3)	33,354	25,721	15,914
Other(4)	25,101	40,722	35,943
Total financial expenses	162,203	328,709	286,524
_______________
(1)	Includes lines of credit from other banks, repurchase agreements and liquidity assistance from the Central Bank
(2)	Includes subordinated corporate bonds issued by us.
(3)	Includes CER accrued for all the liabilities subject to adjustment by CER.
(4)	Includes deposits in the form of government securities and CEDROs.

The increase in financial expenses is mainly attributed to interest on deposits, which grew 122% and 94%, on a consolidated basis and without Nuevo Banco Bisel acquisition, respectively. This increase was primarily due to two factors: the higher prevailing interest rates in line with the increase in interest rates in the financial system as a whole (for time deposits in pesos, our outstanding interest rate as of June 2006 was 7% and more than 8% as of June 2007) and the increasing volume of deposits, which grew 55% during 2007 (including Nuevo Banco Bisel).

Indexation by CER fell 23% on a consolidated basis, due to a decrease in CER-adjusted deposits, mostly owned by institutional investors.

Our financial expenses on a consolidated basis also grew due to the accrual of interest for our outstanding subordinated and unsubordinated notes issued under our global medium-term note program. As of June 30, 2007, we had issued US$400 million of notes under this global medium-term note program.

Our other financial expenses also grew for the six months ended June 30, 2007 by 62% over the same period in 2006. This increase was primarily due to an increase in turnover tax of 89%, which is recorded in “Other.”

Provision for loan losses

Provision for loan losses without Nuevo Banco Bisel was slightly lower. On a consolidated basis, provision for loan losses increased 46%.

Service charge income

The following table provides a breakdown of our service charge income by category for the six months ended June 30, 2006 and 2007:

	Six Months Ended June 30,
	2006 Consolidated	2007 Consolidated	2007 Without NBB
	(in thousands of pesos)

Related to lending transactions	13,486	24,632	19,862
Related to deposits	121,142	200,290	156,281
Other fees	8,058	9,831	8,577
Other(1)	44,297	65,438	58,853
Total service charge income	186,983	300,191	243,573

_____________
(1)	Includes insurance income, credit cards and debit cards fees.

Service charge income increased 61% on a consolidated basis, and 30% excluding Nuevo Banco Bisel, primarily due to the increase in the volume of our operations and the acquisitions of 2006. The main drivers measured on a consolidated basis were fees related to deposits, which grew 65% and represented 67% of total service charge income, fees related to debit and credit cards which grew 96%, and fees related to lending transactions, which grew 81%.

Service charge expenses

	Six Months Ended June 30,
	2006 Consolidated	2007 Consolidated	2007 Without NBB
	(in thousands of pesos)

Fees	19,997	28,537	25,368
Other	19,418	35,885	33,780
Total service charge expenses	39,415	64,422	59,148

Service charge expense increased 63% on a consolidated basis and 50% without Nuevo Banco Bisel mainly due to higher credit card and debit card processing fees, other service fees and taxes.

Administrative expenses

The components of our administrative expenses for the six months ended June 30, 2006 and 2007 are reflected in the following table:

	Six Months Ended June 30,
	2006 Consolidated	2007 Consolidated	2007 without NBB
	(in thousands of pesos)

Personnel expenses	161,392	275,763	210,303
Directors’ and statutory auditors’ fees	8,818	18,335	17,496
Other professional fees	18,030	18,653	16,925
Advertising and publicity	12,698	19,931	19,010
Taxes	3,958	6,010	5,234
Other administrative expenses	60,112	98,136	77,558
Other	8,628	9,782	9,434
Total administrative expenses	273,636	446,610	355,960

Administrative expenses increased 63% on a consolidated basis and 30% without the Nuevo Banco Bisel acquisition, mainly due to personnel expenses, which grew 71% on a consolidated basis and 30% without Nuevo Banco Bisel. This increase in personnel expenses is attributed to salary adjustments, bonuses and to the increase in the number of employees as a result of the 2006 acquisitions.

Net other income

Net other income, decreased 7% in the first six months of 2007 as compared to the same period in 2006, as a result of two factors: (1) an increase in our other income by Ps. 12.2 million, which was offset by (2) an increase in our other expenses by Ps. 14.1 million. The increase in our other income primarily in the first half of 2007 reflects recovered loans and allowances originated mainly from recoveries of loans and allowances by Nuevo Banco Bisel. The increase in our net other expenses occurred primarily because the first half of 2007 included expenses from the issuance of our notes.

Income tax

During the first half 2007, we accrued income tax of Ps.38 million, compared to Ps.19 million recorded in the same period 2006. This increase was primarily due to a provision of income tax by Nuevo Banco Suquía and Banco del Tucuman of a total amount of Ps. 17 million, as both entities had completely used up their carry-forward losses.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: October 19, 2007

MACRO BANK INC.

By:	/s/ Dr. Eilbaum
Name: Dr. Eilbaum Title: Attorney-in-fact